Exhibit 99.1

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2026	September 30, 2025
	(UNAUDITED)
ASSETS
CURRENT ASSETS
Cash	$5,781,655	$3,765,978
Restricted cash	3,400,000	2,500,000
Accounts receivable, net	10,094,732	11,012,741
Inventories, net	3,724,699	3,305,438
Advances to suppliers, net	10,749,442	15,938,109
Due from related parties	339,640	527,389
Prepaid expenses and other current assets	16,777,335	8,710,796
TOTAL CURRENT ASSETS	$50,867,503	$45,760,451
NON-CURRENT ASSETS
Property, plant and equipment, net	$22,736,468	$18,158,289
Intangible assets, net	6,436,108	6,424,893
Right-of-use leased assets, net	157,625	113,250
Non-current other receivables	-	14,728,732
TOTAL NON-CURRENT ASSETS	$29,330,201	$39,425,164
TOTAL ASSETS	$80,197,704	$85,185,615

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	$10,214,136	$10,248,225
Current portion of long-term loans	492,896	1,081,613
Accounts payable	8,590,992	7,641,274
Due to related parties	694,420	134,073
Taxes payable	5,183,627	4,881,898
Deferred revenue	226,773	219,678
Accrued expenses and other current liabilities	2,391,420	2,024,902
Operating lease liabilities, current	56,206	76,797
TOTAL CURRENT LIABILITIES	$27,850,470	$26,308,460
NON-CURRENT LIABILITIES
Long-term loans	1,464,193	842,815
Operating lease liabilities, non-current	102,846	36,601
TOTAL NON-CURRENT LIABILITIES	$1,567,039	$879,416
TOTAL LIABILITIES	$29,417,509	$27,187,876

SHAREHOLDERS’ EQUITY
Class A Ordinary shares ($0.025 par value, 1,000,000,000 shares authorized, 6,126,971 and 6,086,971 shares issued and outstanding as of March 31, 2026 and September 30, 2025, respectively)	$153,174	$152,174
Class B Ordinary shares ($0.001 par value, 50,000,000 shares authorized, 2,041,839 shares issued and outstanding as of March 31, 2026 and September 30, 2025)	2,042	2,042
Additional paid-in capital	41,285,390	40,791,764
Statutory reserve	2,849,440	2,849,440
Retained earnings	7,429,700	16,630,831
Accumulated other comprehensive (loss)	(939,551)	(2,875,571)
TOTAL BON NATURAL LIFE LIMITED SHAREHOLDERS’ EQUITY	$50,780,195	$57,550,680
NON-CONTROLLING INTEREST	$-	$447,059
TOTAL SHAREHOLDERS’ EQUITY	$50,780,195	$57,997,739
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$80,197,704	$85,185,615

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the six months ended March 31,
	2026	2025
REVENUE	$8,097,810	$7,949,845
Cost of revenue	(5,910,610)	(6,041,997)
GROSS PROFIT	2,187,200	1,907,848

OPERATING EXPENSES
Selling expenses	(410,216)	(68,317)
General and administrative expenses	(1,993,886)	(1,459,009)
Provision for credit losses	(5,656,888)	-
Impairment losses on advances to suppliers	(1,920,508)	-
Research and development expenses	(781,094)	(96,472)
TOTAL OPERATING EXPENSES	(10,762,592)	(1,623,798)

(LOSS) INCOME FROM OPERATIONS	(8,575,392)	284,050

OTHER INCOME (EXPENSES)
Interest income	149	116
Interest expenses	(252,168)	(164,584)
Gain from disposal of subsidiary	57,813	-
Other (losses) income	(434,792)	193,582
TOTAL OTHER EXPENSES, NET	(628,998)	29,114

(LOSS) INCOME BEFORE INCOME TAX PROVISION	(9,204,390)	313,164

INCOME TAX PROVISION	-	(177,253)

NET (LOSS) INCOME	(9,204,390)	135,911
Less: net (loss) attributable to non-controlling interest	(3,259)	(33,316)
NET (LOSS) INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$(9,201,131)	$169,227

OTHER COMPREHENSIVE INCOME (LOSS)
Total foreign currency transaction adjustment	1,927,646	(1,419,950)
TOTAL COMPREHENSIVE (LOSS)	(7,276,744)	(1,284,039)
Less: comprehensive (loss) attributable to non-controlling interest	(11,633)	(59,435)
COMPREHENSIVE (LOSS) ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$(7,265,111)	$(1,224,604)

(LOSS) EARNINGS PER SHARE
Basic	$(1.51)	$0.56
Diluted	$(1.51)	$0.50

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	6,090,487	302,647
Diluted	6,090,487	336,070

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

(UNAUDITED)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total Bon Natural Life Limited shareholders’	Non-controlling	Total
	Shares	Amount	Shares	Amount	capital	reserve	earnings	(loss)	equity	interest	equity
Balance as of September 30, 2024	77,149	$1,928	2,041,839	$2,042	$25,005,100	$2,733,354	$18,741,685	$(2,577,418)	$43,906,691	$442,848	$44,349,539
Issuance of Class A Ordinary Shares for a public offering, net	3,590,528	89,763	-	-	10,454,042	-	-	-	10,543,805	-	10,543,805
Share-based compensation	8,000	200	-	-	295,800	-	-	-	296,000	-	296,000
Net income (loss)	-	-	-	-	-	-	169,227	-	169,227	(33,316)	135,911
Foreign currency translation adjustment	-	-	-	-	-	-	-	(1,393,831)	(1,393,831)	(26,119)	(1,419,950)
Balance as of March 31, 2025	3,675,677	$91,891	2,041,839	$2,042	$35,754,942	$2,733,354	$18,910,912	$(3,971,249)	$53,521,892	$383,413	$53,905,305

Balance as of September 30, 2025	6,086,971	152,174	2,041,839	2,042	40,791,764	2,849,440	16,630,831	(2,875,571)	57,550,680	447,059	57,997,739
Share-based compensation	40,000	1,000	-	-	58,200	-	-	-	59,200	-	59,200
Net (loss)	-	-	-	-	-	-	(9,201,131)	-	(9,201,131)	(3,259)	(9,204,390)
Acquisition of the remaining 25% non-controlling interest in a subsidiary	-	-	-	-	435,426	-	-	-	435,426	(435,426)	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	1,936,020	1,936,020	(8,374)	1,927,646
Balance as of March 31, 2026	6,126,971	$153,174	2,041,839	$2,042	$41,285,390	$2,849,440	$7,429,700	$(939,551)	$50,780,195	$-	$50,780,195

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

(UNAUDITED)

	For the six months ended March 31,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(9,204,390)	$135,911
Adjustments to reconcile net loss (income) to cash provided by operating activities:
Gain from disposal of subsidiary	(57,813)	-
Loss from disposal of property, plant and equipment	44,095	-
Provision for credit losses	5,656,888	-
Impairment losses on advances to suppliers	1,920,508	-
Depreciation and amortization	790,724	617,343
Amortization of operating lease right-of-use assets	89,480	107,519
Share-based compensation	59,200	296,000
Amortization of deferred share-based compensation	1,106,968	-
Unrealized foreign currency exchange (loss)	-	(79,848)
Changes in operating assets and liabilities:
Accounts receivable	432,786	361,239
Inventories	(308,528)	232,466
Advances to suppliers, net	3,485,897	9,964,799
Prepaid expenses and other current assets	1,241,265	4,758,681
Long-term other receivable	-	(14,500,947)
Accounts payable	592,077	(1,219,138)
Operating lease liabilities	(88,226)	(128,902)
Taxes payable	143,255	(753,138)
Deferred revenue	56	(249,910)
Accrued expenses and other current liabilities	518,541	(3,837,742)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$6,422,783	$(4,295,667)

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditure on construction-in-progress	(4,275,444)	-
Proceeds from disposal of property and equipment	6,095	4,395
Net cash disposed of on disposal of subsidiary	(14,358)	-
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	$(4,283,707)	$4,395

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of Class A Ordinary shares	-	10,543,805
Proceeds from short-term loans	5,103,746	7,232,644
Proceeds from long-term loans	713,669	-
Repayment of short-term loans	(5,460,580)	(5,276,345)
Repayment of long-term loans	(742,215)	(124,467)
Proceeds (repayment) of borrowings from related parties	747,961	(53,393)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	$362,581	$12,322,244

Effect of changes of foreign exchange rates on cash	$414,020	$205,876
Net increase in cash and restricted cash	$2,915,677	$8,236,848
Cash and restricted cash, beginning of period	$6,265,978	$657,205
Cash and restricted cash, end of period	$9,181,655	$8,894,053

Supplemental disclosure of cash flow information
Cash paid for interest expenses	$256,976	$164,584
Cash paid for income taxes	$-	$-

Supplemental disclosure of non-cash investing and financing activities
Property and equipment additions through advances to suppliers and accounts payable	$308,659	$-
Right-of-use assets obtained in exchange for operating lease obligations	$129,598	$-
Acquisition of non-controlling interest settled through payable	$7,137	$-